UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UTC Financial Services USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Independence Square
(No. and Street)

Port of Spain	Trinidad and Tobago	West Indies
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Alvarez 770-263-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Accell Audit and Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 W. Gandy Blvd.	Tampa	FL	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amoy Van Lowe _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UTC Financial Services USA, Inc. _____ , as of December 31 _____ , 20 17 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

President and Chief Compliance Officer
_____
Title


Notary Public

OLIVE A.T. RAMCHAND B.A.,L.L.B
NOTARY PUBLIC
48-50 Sackville Street, Port of Spain
Republic of Trinidad and Tobago



This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the
Trinidad and Tobago Unit Trust Corporation)

Financial Statements and Supplementary Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Table of Contents

Report of independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Stockholder's Equity   4

Statement of Cash Flows   5

Notes to Financial Statements   6-10

Schedule I -Computation of Net Capital under Rule
  15c3-1 of the Securities and Exchange Commission   11

Schedule II - Computation for Determination of Reserve
  Requirements and Information Relating to Possession or
  Control Requirements under Rule 15c3-3 of the   12
  Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm   13
  on Management's Assertions Regarding Exemption
  Provisions

Assertions Regarding Exemption Provisions   14



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UTC Financial Services USA, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of UTC Financial Services USA, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UTC Financial Services USA, Inc.'s management. Our responsibility is to express an opinion on UTC Financial Services USA, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UTC Financial Services USA, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of UTC Financial Services USA, Inc.'s financial statements. The supplemental information is the responsibility of UTC Financial Services USA, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as UTC Financial Services USA, Inc.'s auditor since 2015.

Tampa, Florida

February 26, 2018

UTC Financial Services USA, Inc.

(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)

(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	279,494
Accounts receivable-related party		54,387
Deposits		4,791
Prepaid expenses		3,462
Total assets	$	342,134

Liabilities and Stockholder's Equity

Accounts payable	$	2,975
Accounts payable-related party		2,085
Total liabilities		5,060

Stockholder's equity:

Common stock ($1 per share par value, 8,000 shares authorized, 1,010 issued and outstanding)	1,010
Additional paid-in capital	340,092
Accumulated deficit	(4,028)
Total stockholder's equity	337,074

Total liabilities and stockholder's equity	$	342,134

See accompanying report of independent registered public accounting firm and notes to financial statements

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Operations

For the year ended December 31, 2017

Revenues:		
Fee income	$	213,802
Expenses:		
Professional Fees		35,130
Overhead allocation		8,240
Regulatory fees		6,252
Bank Charges		1,497
Fee processing charges		1,100
Communications		746
Postage and Delivery		189
Licenses and fees		165
Total expenses		53,319
Net operating income before taxes		160,483
Income tax expense (note 2h)		57,072
Net income	$	103,411

See accompanying report of independent registered public accounting firm and notes to financial statements

3

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2017

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2017	1010	$1,010	$ 340,092	$ (107,439)	$ 233,663
Net Income	-	-	-	103,411	103,411
Balance at December 31, 2017	1010	$1,010	$ 340,092	$ (4,028)	$ 337,074

See accompanying report of independent registered public accounting firm and notes to financial statements

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Statement of Cash Flows

For the year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	103,411
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax expense		56,672
Changes in assets and liabilitites:		
Accounts receivable-related party		(3,593)
Deposits		(3,198)
Prepaid expenses		680
Accounts payable		(6,931)
Accounts payable-related party		(2,019)
Net cash provided by operating activities		145,023
Net increase in cash and cash activities		145,023
Cash and cash equivalents, beginning of year:		134,471
Cash and cash equivalents, end of year:	$	279,494
Supplemental disclosures of cash flow information		
Income taxes paid during the year	$	900

See accompanying report of independent registered public accounting firm and notes to financial statements

(1)   Organization and Nature of Business and Liquidity

UTC Financial Services USA, Inc. (the Company) is a Rhode Island corporation that is a wholly- owned subsidiary of UTC Fund Services, Inc., a wholly-owned subsidiary of Trinidad and Tobago Unit Trust Corporation, (the Parent) a foreign corporation located and incorporated in Trinidad. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged to conduct a limited security business consisting of the distribution of open- ended investment shares of an affiliated company, UTC North American Fund (the Fund), to customers residing in the United States of America. The Company does not act as a clearing broker or transact any trades on behalf of its customers.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America (GAAP) and have been consistently applied in the preparation of financial statements.

(b)   Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(c)   Deposits

The Company maintains a cash deposit with FINRA to facilitate FINRA's payment of certain expenses related to the Company's operations as a broker-dealer.

(d)   Fee Income

Fees are recorded when recognizable from the Fund of the distribution of 12b-1 fees pursuant to the Fund distribution plan up to 50 basis points of the Fund's Net Asset Value (NAV). Revenue is recognized when earned, which generally occurs when the Fund's NAV is calculated on a quarterly basis.

(e)   Accounts Receivable

Accounts receivable in the accompanying statement of financial condition are due from the Company's only customer (see Note 4).

(2) Significant Accounting Policies- Continued

(e) Accounts Receivable (continued)

The carrying amount of accounts receivable can be reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management reviews accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Uncollectible accounts receivable are written off in the period in which they are incurred.

For the year ended December 31, 2017, $0 was written off as uncollectible.

(f) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Income Taxes

The Company is treated as a C corporation for federal and state income tax purposes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

The Company is required to record deferred tax assets relating to the unrecognized benefit of all temporary differences that will result in future federal and state tax deductions and for all unused federal and state net operating loss and tax credit carryforwards and a deferred tax liability relating to the unrecognized obligations of all temporary differences that will result in a future federal and state tax expense. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(2)   Significant Accounting Policies- Continued

    (g)   Income Taxes- Continued

Significant components of the Company's income taxes are as follows:

		2017
Tax Expense:		
Current Federal	$	56,672
Current State		400
Total Expense	$	57,072

Company's net deferred income taxes:

Net operating loss carryforwards 2016	$	56,672
Net operating loss carryforward used 2017		(56,672)
Valuation allowance		-
Total	$	-

The provision for income taxes charged to operations for the year ended December 31, 2017 had a current component of approximately $57,072. The cumulative unused net operating loss carry forward of approximately $162,000 was all used in 2017.

Accounting Standards Codification (ASC) 740 Accounting for Income Taxes, requires management to evaluate tax positions taken by the Company. Management has analyzed the tax positions taken by the Company and has concluded that, as of December 31, 2017, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(3) Concentrations of Credit Risk

The Company maintains its cash accounts with a banking institution insured by the Federal Deposit Insurance Corporation. At times, cash deposits may exceed federally insured limits.

During 2017, all fee income was generated from one customer (see Note 4).

(4) Related Party Transactions

The Company shares office space, personnel, and other administrative expenses with its Parent.

The Company is billed by its Parent for an allocated amount of overhead that is incurred and paid by the Parent. The Parent is responsible for expenses such as salaries, bonuses, payroll taxes, medical insurance, office rent and maintenance, telephone usage, and workman's compensation. The Company is responsible to pay for certain expenses, including electronic communications, certain legal and professional fees, printing and forms, advertising, promotional, consulting fees, licenses and fees, club dues, conferences and meetings, subscriptions and publications and charitable contributions. During 2017, the Company received an allocation of overhead expenses from the Parent. Total allocation of overhead for 2017 was $8,240 of which $2,085 is recorded in accounts payable- related party at December 31, 2017.

The Fund, the Company's one customer, is also a related party. The Fund is one of several funds under the management of the Parent. The parent is the majority owner of this fund. All of the Company's revenue in 2017 was earned from the Fund and amounted to $213,802, of which $54,387 was due from the fund as of December 31, 2017.

(5) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%. At December 31, 2017, the Company had net capital of $274,434 which was $269,434 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.84%.

(6) Exemption Under Section (k)(1)

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs (k)(1).

(7)   Contingent Liabilities

The Company was involved in a regulatory examination arising in the ordinary course of business. In the opinion of management, the resolution of regulatory requirements if any, will not have a material adverse effect on the financial position or results of operations of the Company.

(8)   New Accounting Pronouncements

In May 2014, the (Financial Accounting Standards Board) FASB issued Accounting Standards Updates (Update or ASU) 2014-09, Revenue from Contracts with Customers. The amendments in ASU 2014-09 require an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to December 15, 2017 for interim and annual reporting periods beginning after that date. Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016).

The Company will adopt ASU 2014-09 as of January 1, 2018. Management has evaluated the impact of the Company's adoption of ASU 2014-09 on its financial statements and does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures. To make this determination, management has identified the contract with its customer, identify the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognize revenue when the Company satisfies the performance obligation.

(9)   Subsequent Events

The Company has evaluated events and transactions through the date the financial statements were available to be issued.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Net Capital:

Total stockholder's equity	$	337,074
Deductions:		
Non-allowable assets:		
Accounts receivable-related party		54,387
Deposits		4,791
Prepaid expenses		3,462
Total deductions		62,640
Net capital		274,434
Minimum net capital required		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	269,434
Aggregate indebtedness	$	5,060
Percentage of aggregate indebtedness to net capital		1.84%

Reconcilitation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2017

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2017 and net capital as reported above.

See accompanying report of independent registered public accounting firm.

UTC Financial Services USA, Inc.
(A Wholly-Owned Subsidiary of UTC Fund Services, Inc.)
(A Wholly-Owned Subsidiary of the Trinidad and Tobago Unit Trust Corporation)

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possesion or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is not required to file the above schedue as it claims exemption from Rule 15c3-3 under Paragraph (k)(1) of the Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of UTC Financial Services USA, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) UTC Financial Services USA, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provision") and (2) the Company stated that UTC Financial Services USA, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Accell Audit and Compliance, P.A.

Tampa, FL
February 26, 2018



UTC FINANCIAL SERVICES (USA), INC.

c/o Unit Trust Corporation
82 Independence Square, Port of Spain
Trinidad, W.I.
Tel: 868 624-8648
Fax: 868 627-6810
Email: utc@tttutc.com

Assertions Regarding Exemption Provisions

We, as members of management of UTC Financial Services USA, Inc- ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker dealer's designated Examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by-the broker or dealer. Pursuant to that requirement the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
The Company claimed exemption from the reserves and custody provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1) for the entire year of 2017.

Statement Regarding Meeting Exemption Provision:
The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

UTC Financial Services USA, INC
By:

Van Lowe

Amoy Van Lowe
President

Date February 20, 2018.